07027306

Rule 4.3A

Appendix 4E

Preliminary Final Report

SUPPL

Solbec Pharmaceuticals Ltd
ABN: 85 061 289 218

1.	Financial year ended ('reporting period')	30 June-07
	Financial year ended ('previous corresponding period')	30 June-06

2. Results for announcement to the market

					$A'000
	Movement from previous corresponding period.				
2.1	Revenues from ordinary activities (*item 3.1*)	down	31.07%	to	477
2.2	Profit (loss) from ordinary activities after tax attributable to members (*item 3.6*)	down	20.25%	to	(1358)
2.3	Net profit (loss)for the period attributable to members (*item 3.6*)	down	20.25%	to	(1358)

Dividends

2.4 The Company does not propose to pay dividends in relation to this period.

2.5 Record date for dividends: Not applicable

2.6 Explanation of items 2.1 to 2.4 above:

Revenue down on previous year, due to decrease in research and development grants.

The decrease in expenditure has had the effect of decreasing the loss compared to 2006.

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

3. Condensed consolidated income statement

		Reporting period $A'000	Previous corresponding Period $A'000
3.1	Revenues from ordinary activities (*see items 3.7 – 3.9)*	477	692
3.2	Expenses from ordinary activities (*see items 3.10*)	(1904)	(2913)
3.3	**Profit (loss) from ordinary activities before tax**	(1427)	(2221)
3.4	Income tax benefit/(expense) or ordinary activities	69	518
3.5	**Profit (loss) from ordinary activities after tax**	(1358)	(1703)

Notes to the condensed consolidated income statement

Revenue and expenses form ordinary activities

		Reporting period $A'000	Previous corresponding Period $A'000
3.6	Revenue		
	- Government grants	424	654
3.7	Interest revenue	53	33
3.8	Other relevant revenue		
	- Other	-	5
3.9	Details of relevant expenses		
	- Depreciation and amortisation	39	38
	- ASX Fees	32	27
	- Costs of shares registry	34	54
	- Salary and wages	729	777
	- Research and Development	598	1283
	- Rent	59	59
	- Legal expenses	9	28
	- Consulting	106	190
	- Other administration expense	298	457

Rule 4.3A

4. Condensed consolidated balance sheet

		Reporting period $A'000	Previous corresponding Period $A'000
	Current assets		
4.1	Cash and cash equivalents	3052	889
4.2	Trade and other receivables	-	3
4.3	Other assets	33	52
4.4	**Total current assets**	**3085**	**944**
	Non-current assets		
4.5	Land and building at fair value	1250	1020
4.6	Other property, plant and equipment	263	291
4.7	Other financial assets	-	-
4.8	**Total non-current assets**	**1513**	**1311**
4.9	**Total assets**	**4598**	**2255**
	Current liabilities		
4.10	Payables	291	636
4.11	Previsions	55	21
4.12	Other	516	282
4.13	**Total current liabilities**	**862**	**939**
4.14	**Total liabilities**	**862**	**939**
4.15	**Net assets**	**3736**	**1316**
	Equity		
4.16	Capital/contributed equity	23337	19730
4.17	Reserves	1554	1383
4.18	Retained profits (accumulated losses)	(21155)	(19797)
4.19	**Total equity**	**3736**	**1316**

5. Condensed consolidated cash flow statement

		Reporting period $A'000	Previous corresponding Period $A'000
	Cash flows from operating activities		
5.1	Receipts from Government grants	656	991
5.2	Payments to suppliers and employees	(1199)	(645)
5.3	Payments relating to research projects	(943)	(2062)
5.4	Interest received	53	38
5.5	Tax refund received	-	290
5.6	**Net operating cash flows**	**(1433)**	**(1388)**
	Cash flows from financing activities		
5.7	Proceeds from sale of investments	-	38
5.8	Purchases of plant and equipment	(10)	(100)
5.9	**Net investing cash flow**	**(10)**	**(62)**
	Cash flows from financing activities		
5.10	Proceeds from issue of shares	3606	933
5.11	**Net financing cash flows**	**3606**	**933**
5.12	**Net increase (decrease) in cash held**	**2163**	**(517)**
5.13	Cash at beginning of period	889	1406
5.14	**Cash at end of period**	**3052**	**889**

5.15 **Non-cash financing and investing activities**
There were no non-cash financing and investing activities.

5.16 **Reconciliation of cash**

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Reporting period $A'000	Previous corresponding Period $A'000
5.17	Cash on hand and at bank (*item 5.16*)	3052	889

6. Dividends
No dividends were paid during the reporting period or the previous corresponding period.

7. Dividend reinvestment plans
No dividend reinvestment plans were in operation during the reporting period or the previous corresponding period.

8. Statement of retained earnings

		Reporting period $A'000	Previous corresponding Period $A'000
8.1	Retained profits (accumulated losses) at the beginning of the financial period.	(19797)	(18094)
8.2	Net profit (loss) attributable to members (*item 3.6*)	(1358)	(1703)
8.3	Retained profits (accumulated losses) at end of financial period.	(21155)	(19797)

9. Net tangible Assets

	Reporting period	Previous corresponding period
Net tangible asset backing per ordinary share	1.3 cents	0.7 cents

10. Gain or loss of control over entities

There were no entities over which control was gained during the reporting period.

11. Foreign entities

No member of the Group is a foreign entity.

12. Commentary on results

12.1 Earnings per security (EPS)	Reporting period	Previous corresponding period
Basic EPS	(0.5) cents	(1.1) cents

12.2 **Significant features of operating performance**
(see item 2.6)

12.3 **The results of segments**

The entity was involved in pharmaceutical research and development during the reporting period.

13. This report is based on accounts which are in the process of being audited.

14. These accounts are not likely to be subject to dispute or qualification.

15. Associates and joint venture entities

No member of the Group held an interest in, or participated in the results of, an associate or joint venture.

16. Basis of Preparation

The preliminary final report does not include all the notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The preliminary final report should be read in conjunction with the half-year financial report of Solbec Pharmaceuticals Ltd as at 31 December 2006. It is also recommended that the financial report be considered together with any public announcement made by Solbec Pharmaceuticals Ltd and its controlled entities during the year ended 30 June 2007 in accordance with the continuous disclosure requirements arising under the *Corporations Act 2001.*

The preliminary final report has been prepared in accordance with the requirements of the Australian Stock Exchange listing rules.

This preliminary final report does not constitute the full financial report for the year ended 30 June 2007.

Signed: .... Date: 31/08/2007

John Sendziuk
(Company Secretary)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Solbec Pharmaceuticals Ltd	
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant Karl Maynard BENNETT
Date of last notice	13th September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	AMB Holdings Pty Ltd (Director shareholder)
Date of change	6 September 2007
No. of securities held prior to change	4,844,286 Ordinary Shares (direct) 255,413 Ordinary Shares (indirect)
Class	Ordinary Shares and Options
Number acquired	10,000,000 Options expiring 30/06/2010 exercisable at 0.7cents
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	4,844,286Ordinary Shares (direct) 255,413 Ordinary Shares (indirect) 10,000,000 Options expiring 30/06/2010 exercisable at 0.7cents (indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	10,000,000 options received in consideration for financing facility

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

END